                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             AMENDMENT NO. __6___)

                              REXON INCORPORATED
                               (Name of Issuer)

                       Common Stock, Without Par Value
                        (Title of Class of Securities)

                                  76101-10-7
                                (CUSIP Number)


         Graven Perry Block Brody & Qualls, a Professional Corporation
       523 W. 6th Street, Suite 1130, Los Angeles, CA 90014; 213/680-9770
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 5, 1995
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement /  /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                             Page 1 of   4   Pages

CUSIP No. 76101-10-7                 13D                    Page 2 of 4 Pages


  1                NAME OF REPORTING PERSON
                   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   MICHAEL O. PRELETZ (S.S. # ###-##-####)

  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   N/A                                                                                         (a) /  /
                                                                                                               (b) /  /

  3


  4                SOURCE OF FUNDS*
                   N/A


  5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         /  /
                   N/A

  6                CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.


    NUMBER OF     7        SOLE VOTING POWER
     SHARES                701,665 (6.6%)

  BENEFICIALLY    8        SHARED VOTING POWER
    OWNED BY               -0-
      EACH
    REPORTING     9        SOLE DISPOSITIVE POWER
     PERSON                701,665 (6.6%)
      WITH
                  10       SHARED DISPOSITIVE POWER
                           -0-


  11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 701,665 (6.6%)

  12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            /  /
                 N/A

  13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 701,665 (6.6%)

  14             TYPE OF REPORTING PERSON*
                 IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               REXON INCORPORATED

                                AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D

                                    FILED BY
                               MICHAEL O. PRELETZ


         This Amendment No. 6 to the Schedule 13D, which was originally filed with the Securities and Exchange Commission on or about February 1, 1985, and as subsequently amended by Amendments filed on or about March 31, 1987 (Amendment No. 1), May 27, 1987 (Amendment No. 2), February 22, 1990 (Amendment No. 3), March 15, 1990 (Amendment No. 4), and March 27, 1991 (Amendment No. 5), is filed by Michael O. Preletz and relates to the shares of Common Stock, no par value, of Rexon Incorporated, a Delaware corporation (the "Issuer"). This Amendment No. 6 hereby amends Item 2 to reflect certain changes and amends Item 5 to reflect revised beneficial ownership resulting from recent sales of the Issuer's shares held by Mr. Preletz.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Michael O. Preletz
         (b)  1334 Park View Avenue, Suite 200
              Manhattan Beach, California 90266
         (c)  Consultant and strategic advisor to various companies
         (d)  Not applicable
         (e)  Not applicable
         (f)  U.S.A.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of October 5, 1995, Mr. Preletz may be deemed to be the beneficial owner of 701,665 shares of the Common Stock of the Issuer as set forth below:

                            NATURE OF BENEFICIAL
                                  OWNERSHIP                          SHARES           PERCENTAGE(3)
                            --------------------                   ----------         ----------
                          Direct ownership (stock)                  511,780              4.8%

                          Direct ownership (options)                188,885(1)           1.1%
                          Indirect Ownership                          1,000(2)            --
                                                                    -------              ---

                                  TOTAL                             701,665              6.6%
-------------------                                                 =======              ===

(1) Includes 188,885 shares which Mr. Preletz has the right to acquire through the exercise of stock options which are presently exercisable or exercisable within 60 days from the date of this Schedule.

(2) 1,000 shares are held by Mrs. Preletz as trustee for a daughter. Mr. Preletz disclaims beneficial ownership of these shares.

(3) For purposes of determining the percentage held by Mr. Preletz, such percentage is based upon 10,376,157 shares of Common Stock of the Issuer issued and outstanding as of August 1, 1995 and assuming all 188,885 shares subject to exercisable stock options were exercised for a total of 10,565,042 shares outstanding.

Rexon Incorporated
Amendment No. 6
to Schedule 13D
Michael O. Preletz


         (b) Mr. Preletz has direct ownership of 511,780 shares and 188,885 shares subject to options. Mr. Preletz may be deemed to have indirect beneficial ownership of 1,000 shares held by Mrs. Preletz as Trustee for a daughter; Mr. Preletz disclaims any beneficial ownership of such shares. See
Item 5(a) above, including the footnotes.

         (c) During the last sixty (60) days, Mr. Preletz has effected the following open market sale transactions:

                                             DATE                                    # OF SHARES                PER SHARE
                                             ----                                    -----------                ---------
                                                                                         SOLD                     PRICE
                                                                                         ----                     -----
                                           09/22/95                                     25,000                    $0.5625
                                           09/25/95                                     30,000                    $0.54
                                           09/26/95                                     20,000                    $0.50
                                           09/28/95                                     32,500                    $0.4639
                                           09/29/95                                     37,500                    $0.4375
                                           10/02/95                                     20,000                    $0.5625
                                           10/03/95                                     10,000                    $0.53125
                                           10/05/95                                     20,000                    $0.50

         (d)     Inapplicable.
         (e)     Inapplicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to the Statement is true, complete and correct.


DATED:  October 19, 1995

                                                 /s/Michael O. Preletz
                                               ---------------------------
                                                    Michael O. Preletz





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